UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 3

(Print or Type Responses)
1.  Name and Address of Reporting Person*

Donahue     John              C.
(Last)      (First)           (Middle)

c/o Federated Investors Inc.
1001 Liberty Avenue
(Street)

Pittsburgh  PA                15222
(City)      (State)           (Zip)


2.  Date of Event Requiring Statement  (Month/Day/Year)
            12/19/2002

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Issuer Name and Ticker and Ticker or Trading Symbol

            Federated Premier Intermediate Municipal Income Fund  FPT

5.  Relationship of Reporting Person(s) to Issuer:  (Check all if applicable)
X   Director                        _________10% Owner
X   Officer (give title below)      _________Other (specify below)

President

6.  If Amendment, Date of Original (Month/Day/Year)


7.  Individual or Joint/Group Filing (Check Applicable Limit)
___X___  Form filed by One Reporting Persons
_______  Form filed by More than One Reporting Persons


             Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security     2. Amount of   3. Ownership   4. Nature of Indirect
   (Instr. 4)               Securities     Form:          Beneficial
                            Beneficially   Direct (D)     Ownership (Instr. 5)
                            Owned          or
                            (Instr. 4)     Indirect
                                           (I)
                                           (Instr. 5)
No securities owned.



     * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

               Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative  2.  Date Exercisable    3.  Title and Amount of           4.Conversion 5.           6.
   Security                and Expiration Date     Securities Underlying          or Exercise  Ownership    Nature of
   (Instr. 4)              (Month/Day/Year)        Derivative Security (Instr. 4) Price of     Form of      Indirect
                                                                                  Derivative   Derivative   Beneficial
                                                                                  Security     Security:    Ownership
                                                                                               Direct (D)   (Instr. 5)
                                                                                               or Indirect
                                                                                               (I)
                                                                                               (Instr. 5)
                        Date        Expiration        Title        Amount or
                        Exercisable Date                           Number of
                                                                   Shares
No securities owned.


     ** Intentional misstaments or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ J. Christopher Donahue          December 19, 2002
**Signature of Reporting Person     Date